United States securities and exchange commission logo





                          February 12, 2021

       Andrew Robbins
       President and Chief Executive Officer
       Cogent Biosciences, Inc.
       200 Cambridge Park Drive, Suite 2500
       Cambridge, Massachusetts 02140

                                                        Re: Cogent Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 9,
2021
                                                            File No. 333-252873

       Dear Mr. Robbins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan A. Murr